Certain portions of this exhibit have been redacted as such portions are not material and the type of information that the Company treats as private or confidential.

THIS CONSULTING AGREEMENT dated for reference the 8th day of June, 2020

AMONG:

BIOHARVEST SCIENCES INC., a corporation duly formed

under the laws of British Columbia with its registered office at

Suite 704, 595 Howe Street, Vancouver, BC V6C 2T5

OF THE FIRST PART

(the “Company”)

AND:

ILAN SOBEL, a person with [ADDRESS REDACTED]

OF THE SECOND PART

(the “Consultant”)

WHEREAS:

A. The Company wishes to engage the Consultant, and the Consultant has agreed to be engaged, as Chief Executive Officer of the Company; and

B. The Parties have agreed that this Agreement will govern the terms of the Consultant’s engagement with the Company.

THIS AGREEMENT WITNESSES THAT in consideration of the premises and mutual covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

1. DEFINITIONS

1.1 The following terms used in this Agreement shall have the meaning specified below unless the context clearly indicates the contrary:

(a)“Affiliate” has the meaning set forth in the Business Corporations Act (British Columbia).

(b)“Agreement” means this Consulting Agreement.

(c)“Board” shall mean the Board of Directors of the Company.

(d)“Business” means the business of the Company and its Affiliates including, without limiting the generality of the foregoing, the growing of plant cells in suspension in bioreactors.

(e)“Cause” shall mean any of the following: (1) the Consultant’s conviction of an offence, any act involving moral turpitude, or a misdemeanor where imprisonment is imposed, (2) the Consultant’s commission of any act of theft, fraud, dishonesty, or falsification of any employment or Company records, (3) improper willful disclosure by the Consultant of the Company’s confidential or proprietary information, (4) the Consultant’s failure to perform any reasonable assigned duties after written notice from the Company which breach Is not cured within ten (10) days following written notice of such breach, (5) unlawful appropriation of a Company corporate opportunity, or (6) violation of the Securities Las of any country, province or state which would make the Consultant mehg1ble to serve as an officer of the Company.

(f)“Commencement Date” means June 1, 2020.

(g)“Documents” includes software (including source code and object code versions), manuals,

diagrams, graphs, charts, projections, specifications, estimates, records, concepts, documents, accounts, plans, formulae, methods, techniques, processes, supplier lists, price lists, client lists, market research information, correspondence, letters and papers of every description, including all copies of and extracts from any of the same.

(h)“Intellectual Property” means all intellectual and industrial property or rights, (including, without limitation, applications for the grant of or registration of such property or rights) whether granted or subsisting by statute, or arising at common law or in equity, including without limitation: (i) any patents or patent applications owned by the Company or its Affiliates, (ii) all copyrights, trademarks, design, confidential information, client lists, trade secrets or other proprietary rights, whether registered or unregistered or rights to or in any of the Inventions or other inventions, innovations, registered designs or rights to or in registrable designs; and (iii) all Technical Documentation and Know-How, whether existing or arising in Canada or any other part of the world and whether created and in existence before or after the date of execution of this Agreement which are in any way related to or connected with the Technology.

(i)“Know-How” means the body of technical knowledge, experience and skills and all information, ideas, concepts and instructions, in whatever form, relating to or used in connection with the Business and includes both the whole body of such knowledge, experience, skills and information and also any one or more parts of the same.

(j)“Management Fee” shall mean the management fee payable to the Consultant at the rate of 89,000 New Israeli Shekels per month, as updated according to this Agreement.

(k)“Probation Period” means the period from June 1, 2020 to June 30, 2020.

(l)“Technical Documentation” means all reports documentation, research and development records and reports and other documentation in which the Know-How, Intellectual Property, confidential information or Technology is recorded and all other technical documentation associated with the Know-How, Intellectual Property and Technology including reports, letters, formulae, processes, materials, computer data bases, photographs and the like relating in any manner whatever to the Business in the Company’s possession or control on the date of this Agreement and created after the date of this Agreement.

(m)“Technology” means all technology, information, research and development processes, empirical and testing data (and all improvements to such material) Know-How, trade secrets, data and all improvements thereto whether written or oral including all Technical Documentation, in relation to the Business.

(n)“Termination without Cause” shall mean a termination by the Company of the Consultant’s appointment without Cause.

2. CONSUL TING SERVICES

2.1 Term. The Consultant’s services shall become effective and begin as of the Commencement Date, and shall continue for an unlimited period of time, subject to Section 7 below. The Consultant will serve the Company subject to the general supervision, advice and direction of the Company’s Board and upon the terms and conditions set forth in this Agreement.

3. CONSULTANT’S OBLIGATIONS

3.1 Position. The Company hereby agrees to engage the Consultant to serve in the role of the Company’s Chief Executive Officer, and the Consultant hereby accepts such appointment with the Company on the terms and conditions set forth herein. The Consultant shall perform all activities and services as the Company’s Chief Executive Officer, which shall include duties and responsibilities as the Company’s Board may from time-to-time reasonably prescribe consistent with the duties and responsibilities of the Chief Executive Officer of the Company.

3.2 Duties. In addition to the duties set out in section 3.1, during the term of this Agreement the Consultant will:

(a)Provide overall management of the Company’s businesses including research and development, regulatory matters, manufacturing, sales and marketing;

(b)Define the Company’s marketing strategy;

(c)Establish annual budget plans;

(d)Hire executives that will work under his supervision to meet the Company objectives;

(e)undertake all reasonable and proper duties and exercise the powers in relation to the Company and its Business as the Company may from time to time assign to or vest in the Chief Executive Officer as well as those that are understood at the time of appointment to be the duties of that position;

(f)comply with all reasonable directions given by the Board in the discharge of the Chief Executive Officer’s duties and in the exercise of those powers, observe and comply with all reasonable and proper resolutions, regulations and directions from time to time passed, made or given by the Board and exercise his discretion at all times in the best interests of the Company;

(g)unless absent on vacation as provided for in this Agreement, or illness or involuntary injury, devote the whole of his time, attention, skills and ability during normal business hours and at such other times as may be reasonably necessary to the discharge of his duties under this Agreement;

(h)perform any services for any Affiliate from time to time of the Company and without further remuneration unless otherwise agreed and accept offices in any Affiliate, as the Board may reasonably require;

(i)use his best endeavors to promote, advance and improve the Business and otherwise achieve the corporate objectives of the Company;

(j)take reasonable care of his own safety and health at work and avoid adversely affecting the safety or health of any other person through any act or omission by the Consultant at work, and comply with all instructions and directions established to provide a safe and healthy workplace; and

(k)ensure that he understands, remains up to date with and in compliance of all updates to the occupational health and safety policies of the Company.

3.3 Report. The Consultant will be responsible to and report to the Board.

4. COMPENSATION BONUS AND BENEFITS

4.1 Management Fee. During the Term, the Company shall pay the Consultant the Management Fee monthly on the first day of each month. The payment of the Management Fee for May 2020 shall be made within no later than 7 days after the date of this Agreement. The Management Fee shall automatically increase by 5% as of the first anniversary of the Commencement Date and the Board shall thereafter, on an annual basis, consider an increase to the Management Fee.

4.2 Vacations. During the Term, the Consultant shall be entitled to the Paid Vacation of 15 days in the first year and 21 days in subsequent years. Vacation shall be taken at a mutually convenient time but subject always to the operational needs of the Company, and failing agreement, at a time specified by the Board.

4.3 Bonus. The Consultant shall be entitled to annual bonus as set out in Schedule A.

4.4 Indemnification. The Company agrees to indemnify and hold harmless the Consultant to the maximum degree permitted by the BC Business Corporations Act from all costs or liability arising out of claims made against the Consultant arising out of his services as an officer of the Company.

4.5 Israeli VAT indemnification. To the extent that anytime during the term of this Agreement or after the term of the Agreement is expired, without limitation, Consultant is required by the Israeli Tax Authorities to pay Israeli VAT in connection with the Management Fee paid to Consultant, Company shall reimburse Consultant by a net amount equal to 50% of the aggregate Israeli VAT that Consultant is required to pay. Such reimbursement shall be made immediately upon written notification by Consultant and without any further conditions, provided that Consultant has provided the Company with written evidence of the demand by the Israeli Tax Authorities in connection with such VAT payment.

5. NO INDUCEMENTS OR REWARDS

5.1 No Inducements or Records. The Consultant will not accept any payment or other benefit in money or in kind from any person as an inducement or reward for any act or forbearance in connection with any matter or business transacted by or on behalf of the Company.

6.1 Deleted.

7. TERMINATION

7.1 Termination for Cause. The Company may terminate this Agreement at any time for Cause. In the event of Termination for Cause, the Company shall, not later than the next regularly scheduled payment date, pay to the Consultant all Management Fee earned through the date of such termination and reimburse Consultant for any out of pocket expenses incurred in connection with the: performance of the services through the date of such termination and the Company will have no further liability or obligation to the Consultant other than as set forth in Section 4.6 above.

7.2 Termination without Cause. The Company may terminate this Agreement without Cause. If the termination occurs during the Probation Period, the Company shall not be required to make any termination payment. If the termination occurs after the end of the Probation Period, the Company shall be obligated to pay to the Consultant within no later than 10 days after such termination a termination payment equal to four months’ of Management Fee plus a pro-rated portion of the bonus that was due to Consultant, and reimburse Consultant for any out of pocket expenses incurred in connection with the performance of the services through the date of such termination.

7.3 Consultant Termination. The Consultant may terminate appointment hereunder at any time upon giving ninety (90) days’ notice in writing to the Company.

7.4 Delivery up of all Property. In addition to any other obligation set forth in this Agreement, on termination of the appointment, however occurring, the Consultant will immediately deliver up to the Company all property belonging directly or indirectly to the Company which is in the Consultant’s possession or under the Consultant’s control, including, without limitation, the Company’s documents, drawings, models, microfilm, audio or video tapes, cassettes or disks or any other medium of storing or recording information, copies thereof, motor vehicle(s), telephone(s), credit cards and keys.

7.8 Survival of Rights and Obligations. On termination of this Agreement for any reason, all rights and obligations of each party that are expressly stated to survive termination or continue after termination will survive termination and continue in full force and effect as contemplated in this Agreement.

8. INFORMATION ACQUIRED DURING TERM

8.1 Intellectual Property. The Consultant acknowledges that the creation of

Intellectual Property is part of his Position and duties and that any Intellectual Property so created or developed by the Consultant vests in and belongs to the Company pursuant to the terms of this Agreement. Upon request by the Company the Consultant agrees to take whatever action is required to confirm the Company’s ownership of any Intellectual Property created by the Consultant in the course of carrying out his position and duties. the Consultant is under an obligation to disclose to the Company all Intellectual Property including tangible results of the research that the Consultant develops that are conceived, reduced to practice, invented or otherwise created, either solely or jointly, with others during the course of carrying out his position and duties. The Consultant agrees to execute all documents necessary to assist the Company, both during and after the term of appointment (wherever possible), to obtain and enforce any patent application and any issued patent covering Intellectual Property developed by the Consultant. The Consultant is obligated to maintain all records of research and development work performed during appointment term and to document and date such records in an accessible format, such as laboratory note books, that can be easily evaluated by the Company. The Consultant is obligated to turn over such records to the Company when leaving the Company. This is also applicable to confidential and trade secret documents and materials in the possession of the departing Consultant. Any invention or improvement conceived or developed by the Consultant during the term of this Agreement, which pertains to the business of the Company, or related fields shall be the property of the Company even after the services under this Agreement cease.

8.2 Property of Company. In addition to section 8.1 of this Agreement, all products of the Consultant’s services created in the course of or as part of the services hereunder belong to the Company. This includes any copyright in any written material or in any other material in which copyright may exist, such as computer programs, written procedures or analysis formats. Whether or not copyright exists, the physical ownership of all lists, files, correspondence, contracts and other material created by the Consultant for the purpose of or as part of the services hereunder will vest in the Company and will not be used by the Consultant other than for the purposes of the Business whether during or after the Consultant’s services.

8.3 Confidential Information. The Consultant will:

(a)keep any Confidential proprietary information related to the Business secret and confidential, except to the extent that the Consultant is required by law to disclose it;

(b)take all reasonable and necessary precautions to maintain the secrecy and prevent the disclosure of any Confidential Information; and

(c)not disclose any Confidential Information to any third party without first obtaining the written consent of the Company except in the ordinary and proper course of the services hereunder.

8.4 Survive Termination. The Consultant’s obligations under sections 8.1, 8.2 and 8.3 survive the termination of this Agreement.

8.5 No Limitation. Nothing in this section 8 will limit any other duty of confidentiality of the Consultant at law or in equity.

9. NON-COMPETITION

9.1 During the term of this Agreement. The Consultant agrees that he will not, without the prior written consent of the Company, such consent not to be unreasonably withheld, during the term of this Agreement either directly or indirectly in any capacity (including without limitation as principal, agent, partner, Consultant, shareholder, unit holder, joint venturer, director, trustee, beneficiary, manager, consultant or adviser):

(a)engage in any employment outside the Company, whether on a remunerated basis or not;

(b)carry on, advise, provide services to or be engaged, concerned or interested in or associated with any business or activity which is competitive with any Business carried on by the Company or Affiliate; or

(c)be engaged or interested in any public or private work or duties which in the reasonable opinion of the Company may hinder or otherwise interfere with the performance of the Consultant of the Consultant’s duties under this Agreement.

9.2 After the term of this Agreement. The Consultant agrees that he will not without the prior written consent of the Company, such consent which not to be unreasonably withheld:

(a)for 12 months following appointment;

(i)directly or indirectly in any capacity (whether as principal, agent, partner, Consultant, shareholder, unit holder, joint venturer, director, trustee, beneficiary, manager, consultant or adviser) carry on, advise, provide services to or be engaged, concerned, interested in or associated with any business or activity which is in direct competition or could be reasonably regarded as a market competitor with any Business carried on by the Company or Affiliate at the date of termination of the Agreement;

(ii)canvass, solicit or endeavour to canvass or solicit orders, custom or business from any person or firm who was at any time a client or customer of or supplier to the Company with whom the Consultant had dealt with directly or indirectly in the course of the services under this Agreement during the same period of 12 months;

(iii)solicit, interfere with or endeavour to entice away from the Company any person who was at any time a director, Consultant or agent of the Company;

(iv)interfere with the relationship between the Company and its clients, Consultants, agents or suppliers; or

(v)counsel, procure or otherwise assist any person to do any of the acts referred to in paragraphs 9.2(b )(ii) to (iv).

9.3 Acknowledgement. The Consultant acknowledges and agrees that each of the restraints imposed under this clause are fair and reasonable and are no greater than is reasonably necessary to protect the Company.

9.4 Consent. For the purposes of this clause, where the prior written consent of the Company is required such consent will not be given without the approval of the Board, which consent will not be unreasonable withheld.

10. RELIEF

10.1 Remedy for Breach. The Consultant hereby expressly acknowledges that any breach or threatened breach by the Consultant of any of the terms set forth in Sections 8 and 9 of this Agreement may result in significant and continuing injury to the Company, the monetary value of which would be impossible to establish, and any such breach or threatened breach will provide the Company with any and ail rights and remedies to which it may be entitled under the law, including but not limited to injunctive relief or other equitable remedies.

11. CONSUL TANT ACKNOWLEDGEMENTS AND COVENANTS

11.1 Reasonable Covenants and Relationship with the Company. The Consultant agrees:

(a)that it is reasonable to enter into the covenants contained in this Agreement, and if his services are terminated, that he continues to be subject to section 8 to the extent and in respect of any information obtained or discoveries made during the course of the Agreement;

(b)that he has entered into a fiduciary relationship with the Company in respect of the Confidential Information; and

(c)to observe his fiduciary obligations including, without limitation, not to disclose or use the Confidential Information except as permitted by this Agreement or with the prior written consent of the Company or as required by law to do so.

11.2 Use of Confidential Information. Without prejudice to his other obligations hereunder, the Consultant agrees that if, without having the written approval of the Company to do so, he applies any of the Confidential Information for his benefit, whether such benefit be direct or indirect, the Consultant will account to and hold in trust for the Company all proceeds derived by the Consultant from such application of the Confidential Information. Nothing in this Agreement will impose an obligation on the Consultant with respect to maintaining confidence regarding any portion of the Confidential Information which is generally known or available by publication, commercial use or otherwise, except if the Confidential Information come to be generally known or available as a result of a breach of confidence by the Consultant.

11.3 Notes or Memoranda. The Consultant will not during the course of his services hereunder make, otherwise than for the benefit of the Company, any notes or memoranda relating to any matter within the scope of the Business or concerning any dealings or affairs of any member of the Company or the Confidential Information nor will the Consultant either during the continuance of the Agreement or afterwards use or permit to be used any such notes or memoranda made by the Consultant, which will remain the property of the Company and will be left at the Company’s place of business upon the termination of the Agreement.

12. INTERNET

12.1 Acknowledgement. The Consultant acknowledges that the internet is a business tool which is used by the Company to enhance its Business.

12.2 Agreement to Abide by Internet Policy. The Consultant agrees to abide by the terms of the Company’s policy concerning the use and access to the internet (as amended from time to time) and acknowledge that the Consultant’s access to the Internet will, subject to the Company policy on Internet usage, be filtered.

13. ELECTRONIC MAIL

13.1 Agreement to Abide by Email Policy. The Consultant agrees to abide by the terms of the Company’s policy concern mg the use and access to the Company s internal and external electronic mail facilities (as amended from time to time). The Consultant agrees not to use the Company’s internal and external electronic mail facilities, including the internet, in an unauthorized or inappropriate manner.

14. PARTIES BENEFITED; ASSIGNMENTS

14.1 Assignment. This Agreement shall be binding upon, and inure to the benefit of, the Consultant, his heirs and his personal representative or representatives, and upon the Company and its successors and assigns. Neither this Agreement nor any rights or obligations hereunder may be assigned by the Consultant.

15. NOTICES

17.1 Notices. Any notice required or permitted by this Agreement shall be in writing, sent by registered or certified mail, return receipt requested, or by overnight courier, addressed to the Board and the Company at its then principal office, or to the Consultant at the address set forth in the preamble, as the case may be, or to such other address or addresses as any party hereto may from time to time specify in writing for the purpose in a notice given to the other parties in compliance with this Section 15. Notices shall be deemed given when delivered.

17.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and each party hereto adjourns to the jurisdiction of the courts of the Province of British Columbia.

18. REPRESENTATIONS AND WARRANTIES

18.1 Representations and Warranties of Consultant. The Consultant represents and warrants to the Company that (a) the Consultant is under no contractual or other restriction which is inconsistent with the execution of this Agreement, the performance of his duties hereunder or other rights of Company hereunder, and (b) the Consultant is under no physical or mental disability that would hinder the performance of his duties under this Agreement.

19. MISCELLANEOUS

19.1 Entire Agreement. This Agreement and its schedules contain the entire agreement of the parties relating to the subject matter hereof.

19.2 Amendments. No modification or amendment of this Agreement shall be valid unless in writing and signed by or on behalf of the parties hereto.

19.3 Waiver. A waiver of the breach of any term or condition of this Agreement shall not be deemed to constitute a waiver of any subsequent breach of the same or any other term or condition.

19.4 Applicable Law. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations. If any provision of this Agreement, or the application thereof to any person or circumstance, shall, for any reason and to any extent, be held invalid or unenforceable, such invalidity and unenforceability shall not affect the remaining provisions hereof and the application of such provisions to other persons or circumstances, all of which shall be enforced to the greatest extent permitted by law.

19.5 Headings. The headings in this Agreement are inserted for convenience of reference only and shall not be a part of or control or affect the meaning of any provision hereof.

19.6 Counterparts. This Agreement may be signed in counterparts, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

19.7 Independent Counsel. The Consultant acknowledges and agrees that O’Neill Law LLP has acted solely as legal counsel for the Company and that the Consultant has obtained independent legal advice prior to execution of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

BIOHARVEST SCIENCES INC.

By: “Zaki Rakib”

Authorized Signatory

“Ilan Sobel”

ILAN SOBEL

Schedule A Bonuses

The criteria for the bonus for the first year after the Commencement Date is as set forth in the attached PowerPoint.

The criteria for bonuses for any subsequent year after the first year shall be determined between Consultant and the Company’s Board by no later than 60 days prior to start of any such year.

[CRITERIA FOR FIRST YEAR BONUS REDACTED]